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--------------------------------------------------------------------------------
FOR IMMEDIATE RELEASE

ATTENTION: FINANCIAL AND BUSINESS EDITORS
--------------------------------------------------------------------------------

Pursuant to Rule 425 under the Securities
Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange
Act of 1934.

Contact:      Michael J. Chewens
              NBT Bancorp Inc.
              52 South Broad Street
              Norwich, NY 13815
              607-337-6520

           NBT BANCORP ANNOUNCES EARNINGS FOR THE SECOND QUARTER AND
                             DECLARES CASH DIVIDEND

    NORWICH, NY (July 24, 2000) - NBT Bancorp Inc.(NASDAQ: NBTB), parent company of NBT Bank, N. A., LA Bank, N. A., NBT Financial Services, Inc., and, as of July 1, 2000, Pioneer American Banks, reported net income of $3.1 million or $0.17 per diluted share for the second quarter of 2000, including after-tax merger and acquisition expenses of $1.9 million or $0.11 per diluted share. Net income declined $2.6 million or 46.0% compared to second quarter 1999 earnings of $5.7 million or $0.32 per diluted share. Financial results presented in this press release do not include the operations of Pioneer American Bank, which was acquired in the third quarter of 2000.
    "Our results through June 2000 were anticipated based on merger and acquisition related expenses. Also, second quarter 1999 results included non-recurring gains of $340 thousand on the sale of other real estate owned
(OREO) and $199 thousand in gains on sales of securities," stated NBT Bancorp President and CEO Daryl R. Forsythe. "Additionally, we have increased our provision for loan losses by approximately $1.0 million as a result of our loan growth. Loans at June 30, 2000, total $1.4 billion up $247.5 million or 22.0% from June 30, 1999."

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                                                                     Page 2 of 9

    Selected performance ratios are as follows:
o Return on Average Assets (ROAA) of 0.60% declined 52.8% from the comparable prior year's second quarter ROAA of 1.27%. Merger and acquisition related expenses were 0.38% of average assets, and were the primary reason for the decline.
o Return on Average Equity (ROAE) of 7.60% compares to 13.64% for the second quarter of 1999, a 44.3% decline. As stated above, merger and acquisition related expenses contributed to the decline.
o Net Interest Margin of 4.25% for the second quarter of 2000 declined from 4.52% in the second quarter of 1999 primarily as a result of interest bearing liabilities repricing faster than interest earning assets in this rising rate environment. Despite the decline in the net interest margin, net interest income increased $1.7 million or 9.1% in the second quarter of 2000 as compared to the same period in 1999. This increase is primarily the result of average earning assets increasing more than the decline in the net interest margin.
o Efficiency Ratio of 58.12% for the second quarter of 2000 increased 6.6% from the second quarter of 1999 ratio of 54.54%.

    "The second quarter of 2000 has been an exciting one for our organization," commented Forsythe. "In addition to continued strength in core earnings, the quarter was marked by a number of merger milestones. On April 20, 2000, we announced the signing of a definitive agreement to merge with BSB Bancorp, Inc. This merger is expected to close in the fourth quarter of 2000. On May 5, 2000, we completed the purchase of M. Griffith, Inc., a securities firm based in Utica, NY offering investment advisory and asset management services. On June 20, 2000, our shareholders approved the plan to merge with Pioneer American Holding Company Corp. That merger closed on July 1, 2000. These transactions will combine to form a financial services holding company with assets of $4.7 billion. We are excited about our growth and the opportunity to provide additional services to our customers."
    Forsythe added,  "Our integration  plan is well underway.  We have hired ADS
Financial Services Solutions to assist us with integration initiatives. The efficient execution of the integration plan is the primary focus of our employees in an effort to realize the cost savings associated with the LA Bank, Pioneer American Bank and BSB Bancorp, Inc. mergers. We are confident that we have the appropriate resources to complete an effective and efficient integration, while maintaining strong core earnings."
    The Board of Directors also declared its regular quarterly cash dividend of $0.17 per share for shareholders of record as of September 1, 2000, payable on September 15, 2000.
    NBT Bancorp is a financial services holding company headquartered in Norwich, NY with combined assets of $2.1 billion at June 30, 2000. Wholly owned subsidiaries of NBT Bancorp at June 30, 2000, included NBT Bank with 37 locations serving Central and Northern New York, LA Bank with 22 locations serving Northeastern Pennsylvania, and NBT Financial Services, Inc. which now includes M. Griffith Inc., an investment and financial advisory firm. As noted above, Pioneer American Bank, merged with NBT Bancorp effective July 1, 2000 and has total assets of approximately $418 million with 17 locations serving
Northeastern Pennsylvania. NBT Bank, LA Bank and Pioneer American Bank are full-service community banks providing a broad range of financial products and services to businesses and individuals.
    For more information  about NBT Bancorp's   community  bank   subsidiaries,
visit WWW.NBTBANK.COM, WWW.LABANK.COM. and WWW.PIONEERAMERICAN.COM.

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FORWARD-LOOKING INFORMATION
         This news release contains statements regarding the projected performance of NBT Bancorp, LA Bank, Pioneer American Bank, and BSB Bancorp on a combined basis. These statements constitute forward-looking information within the meaning of the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from the projections discussed in this release since such projections involve significant risks and uncertainties. Factors that might cause such difference include, but are not limited to: competitive pressures among financial institutions increasing significantly; economic conditions, either nationally or locally in areas in which NBT Bancorp, LA Bank, Pioneer American Bank, and BSB Bancorp conduct their operations being less favorable than expected; the cost and effort required to integrate aspects of the operations of the companies being more difficult than expected; expected cost savings from the mergers not being fully realized or realized within the expected time frames; and legislation or regulatory changes which adversely affect the ability of the combined company to conduct its current or future operations. NBT disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements included in this news release to reflect future events or developments.
         This press release may be deemed to be solicitation material in respect of the proposed merger of BSB Bancorp, Inc. ("BSB") with NBT Bancorp Inc. ("NBT") pursuant to an Agreement and Plan of Merger, dated as of April 19, 2000, and amended as of May 17, 2000, by and between NBT and BSB (the "Agreement"). Filing of this press release is being made in connection with Regulation of Takeovers and Security Holder Communications (Release No. 33-7760, 34-42055) promulgated by the Securities and Exchange Commission ("SEC").

         NBT and its directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the Agreement. These directors and executive officers include the following: Daryl R. Forsythe, Michael J. Chewens, Martin A. Dietrich, Joe C. Minor, John D. Roberts, Everett A. Gilmour, J. Peter Chaplin, Richard Chojnowski, Gene E. Goldenziel, Peter B. Gregory, William C. Gumble, Bruce D. Howe, Andrew S. Kowalczyk, Jr., Dan B. Marshman, John G. Martines, John C. Mitchell, Joseph G. Nasser, William L. Owens and Paul O. Stillman. As of June 30, 2000, these directors and executive officers beneficially owned in the aggregate 1,538,770 shares, or approximately 8.31%, of NBT's outstanding common stock. Additional information about the directors and executive officers of NBT is included in NBT's proxy statement for its 2000 Annual Meeting of shareholders dated April 3, 2000.
         In connection with the proposed merger, NBT will file with the SEC a registration statement on SEC Form S-4. The registration statement will contain a joint proxy statement/prospectus, which will describe the proposed merger of NBT and BSB and the proposed terms and conditions of the merger. Stockholders of NBT are encouraged to read the registration statement and joint proxy statement/prospectus because these documents will contain important information about the merger. After the registration statement is filed with the SEC, it will be available for free, both on the SEC's web site (WWW.SEC.GOV) or by contacting NBT Bancorp Inc., 52 South Broad Street, Norwich, New York 13815,
Attention: John D. Roberts, telephone (607) 337-6541.

                            (FINANCIAL TABLES FOLLOW)

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

                                NBT BANCORP INC.
                          SELECTED FINANCIAL HIGHLIGHTS
                         (preliminary unaudited results)

                                                                                            Net             Percent
                                                          2000                1999          CHANGE           CHANGE
                                                          ----                ----          ------           ------
                                                  (in thousands, except share and per share data)

THREE MONTHS ENDED JUNE 30,
Net Income                                         $     3,087         $     5,720       $  (2,633)        (46.03)%
Diluted Earnings Per Share                         $      0.17         $      0.32       $   (0.15)        (46.88)%
Average Diluted Common Shares Outstanding           18,380,625          18,072,655         307,970           1.70 %
Return on Average Assets                                  0.60%               1.27%          (0.67)%       (52.76)%
Return on Average Equity                                  7.60%              13.64%          (6.04)%       (44.28)%
Net Interest Margin                                       4.25%               4.52%          (0.27)%        (5.97)%
Efficiency Ratio                                         58.12%              54.54%           3.58 %         6.56 %
Expense Ratio                                             2.01%               1.93%           0.08 %         4.15 %

SIX MONTHS ENDED JUNE 30,
Net Income                                         $     7,328         $    11,496       $  (4,168)        (36.26)%
Diluted Earnings Per Share                         $      0.40         $      0.64       $   (0.24)        (37.50)%
Average Diluted Common Shares Outstanding           18,257,164          18,099,164         158,000           0.87 %
Return on Average Assets                                  0.73%               1.31%          (0.58)%       (44.27)%
Return on Average Equity                                  9.16%              13.74%          (4.58)%       (33.33)%
Net Interest Margin                                       4.28%               4.52%          (0.24)%        (5.31)%
Efficiency Ratio                                         57.69%              54.85%           2.84 %         5.18 %
Expense Ratio                                             2.02%               1.95%           0.07 %         3.59 %

BALANCE SHEET AS OF JUNE 30,
Loans                                              $ 1,373,114         $ 1,125,581       $ 247,533          21.99 %
Earnings Assets                                    $ 1,946,288         $ 1,703,055       $ 243,233          14.28 %
Total Assets                                       $ 2,101,321         $ 1,843,664       $ 257,657          13.98 %
Deposits                                           $ 1,595,973         $ 1,341,361       $ 254,612          18.98 %
Stockholders' Equity                               $   167,671         $   162,809       $   4,862           2.99 %

AVERAGE BALANCES
(QUARTER ENDED JUNE 30,)
Loans                                              $ 1,334,330         $ 1,096,848       $ 237,482          21.65 %
Earnings Assets                                    $ 1,963,127         $ 1,693,839       $ 269,288          15.90 %
Total Assets                                       $ 2,062,004         $ 1,802,465       $ 259,539          14.40 %
Deposits                                           $ 1,571,774         $ 1,357,587       $ 214,187          15.78 %
Stockholders' Equity                               $   163,457         $   168,196       $  (4,739)         (2.82)%


                                                                     Page 7 of 9

                                NBT BANCORP INC.
                          SELECTED FINANCIAL HIGHLIGHTS
                         (preliminary unaudited results)

                                                                                                Net       Percent
                                                       2000                1999              CHANGE        CHANGE
                                                       ----                ----              ------        ------
                                                  (in thousands, except share and per share data)

ASSET QUALITY AT JUNE 30,
Nonaccrual Loans                                   $     7,258          $    5,533       $   1,725          31.18 %
Other Real Estate Owned                            $       631          $    1,308       $    (677)        (51.76)%
Total Nonperforming Assets                         $     7,889          $    6,841           1,048          15.32 %
90 Days Past Due and Still Accruing                $       630          $      787       $    (157)        (19.95)%
Allowance to Loans                                        1.37%               1.40%          (0.03)%        (2.14)%
Total Nonaccrual Loans to Loans                            .53%               0.49%          (0.04)%        (8.16)%
Total Nonperforming Assets to Assets                       .38%               0.37%          (0.01)%        (2.70)%


AT JUNE 30,
Equity to Assets                                          7.98%               8.83%          (0.85)%       (09.62)%
Book Value Per Share                               $      9.05          $     9.07       $   (0.02)         (0.22)%
Tangible Book Value Per Share                      $      8.21          $     8.56       $   (0.35)         (4.09)%
Tier 1 Leverage Ratio                                     8.22%               9.06%          (0.84)%        (9.27)%
Tier 1 Capital Ratio                                     12.28%              14.28%          (2.00)%       (14.01)%
Total Risk-Based Capital Ratio                           13.46%              15.44%          (1.98)%       (12.82)%


-------------------------------------------------------------------------------------------------------------------------
QUARTERLY COMMON STOCK PRICE
                                                              2000                   1999                   1998
Quarter End                                             HIGH        LOW          HIGH       LOW        HIGH        LOW
                                                        ----        ---         -----       ---        ----        ---
March 31                                               $16.50     $11.38       $23.33    $19.89       $19.05     $15.99
June 30                                                 14.50       9.38        21.19     19.05        23.48      18.37
September 30                                                                    20.90     16.43        23.81      17.58
December 31                                                                     17.98     14.63        24.29      19.72
-------------------------------------------------------------------------------------------------------------------------

All common stock and per share data has been restated to give retroactive effect to stock dividends and splits.


NBT BANCORP INC. AND SUBSIDIARY                                       JUNE 30,        December 31,       June 30,
CONSOLIDATED BALANCE SHEETS                                             2000              1999             1999
------------------------------------------------------------------------------------------------------------------------
(in thousands, except share and per share data)                      (UNAUDITED)                        (Unaudited)

ASSETS
Cash                                                                  $   68,773       $   64,431       $   65,356
Securities available for sale, at fair value                             489,572          500,423          492,339
Securities held to maturity (fair value-$68,011,
 $73,648 and $82,653)                                                     70,620           76,706           71,465
Loans                                                                  1,373,114        1,222,654        1,125,581
Less allowance for loan losses                                           (18,796)         (16,654)         (15,711)
-------------------------------------------------------------------------------------------------------------------------
   Net loans                                                           1,354,318        1,206,000        1,109,870
Premises and equipment, net                                               39,823           40,830           38,522
Other assets                                                              78,215           73,042           66,112
-------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                          $2,101,321       $1,961,432       $1,843,664
-------------------------------------------------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits:
 Demand (noninterest bearing)                                         $  222,264       $  223,143       $  202,585
 Savings, NOW, and money market                                          520,774          487,746          478,773
 Time                                                                    852,935          766,729          660,003
-------------------------------------------------------------------------------------------------------------------------
   Total deposits                                                      1,595,973        1,477,618        1,341,361
Short-term borrowings                                                    160,554          137,567          179,548
Long-term debt                                                           160,983          172,575          149,132
Other liabilities                                                         16,140           13,195           10,788
-------------------------------------------------------------------------------------------------------------------------
   Total liabilities                                                   1,933,650        1,800,955        1,680,829
-------------------------------------------------------------------------------------------------------------------------

Stockholders' equity:
   Preferred stock, $0.01 par value at June 30, 2000,
   no par, stated value $1.00 at December 31, 1999 and
    June 30, 1999; shares authorized - 2,500,000                               -                -                -
   Common stock, $0.01 par value and 30,000,000 authorized
    at June 30, 2000, no par,  stated value $1.00 and  15,000,000 authorized at December  31, 1999 and June 30, 1999;
    issued  19,044,424, 18,616,992, and 17,976,269 at June 30, 2000,
    December 31, 1999 and June 30, 1999, respectively                        190           18,617           17,976
   Additional paid-in-capital                                            171,810          148,717          138,068
   Retained earnings                                                      24,139           23,060           29,441
   Accumulated other comprehensive (loss) income                         (17,167)         (18,252)          (8,853)
   Common stock in treasury at cost, 522,133, 538,936,
    and 415,225 shares at June 30, 2000, December 31, 1999
    and June 30, 1999, respectively                                      (11,301)         (11,665)         (13,797)
-------------------------------------------------------------------------------------------------------------------------
   Total stockholders' equity                                            167,671          160,477          162,835
-------------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                            $2,101,321       $1,961,432       $1,843,664
-------------------------------------------------------------------------------------------------------------------------

                                                                     Page 9 of 9

                                                            Three months ended                 Six months ended
NBT BANCORP INC. AND SUBSIDIARY                                  June 30,                          June 30,
CONSOLIDATED STATEMENTS OF INCOME                        2000             1999              2000             1999
-------------------------------------------------------------------------------------------------------------------------
(in thousands, except per share data)                                            (Unaudited)

Interest and fee income:
Loans                                                 $29,309          $23,214           $56,498          $45,893
Securities - available for sale                         8,686            8,174            17,558           15,799
Securities - held to maturity                             976              902             1,969            1,742
Other                                                     481              456               883              914
-------------------------------------------------------------------------------------------------------------------------
  Total interest and fee income                        39,452           32,746            76,908           64,348
-------------------------------------------------------------------------------------------------------------------------
Interest expense:
Deposits                                               15,001           11,021            28,447           22,027
Short-term borrowings                                   2,184            1,299             4,238            2,438
Long-term debt                                          2,240            2,070             4,586            3,809
-------------------------------------------------------------------------------------------------------------------------
  Total interest expense                               19,425           14,390            37,271           28,274
-------------------------------------------------------------------------------------------------------------------------
Net interest income                                    20,027           18,356            39,637           36,074
Provision for loan losses                               2,225            1,230             3,559            2,350
-------------------------------------------------------------------------------------------------------------------------
Net interest income after provision for loan losses    17,802           17,126            36,078           33,724
-------------------------------------------------------------------------------------------------------------------------

Noninterest income:
Trust                                                     811              835             1,671            1,670
Service charges on deposit accounts                     1,721            1,557             3,341            2,965
Net securities gains                                        7              208                 7              876
Other                                                   1,623            1,292             2,758            2,657
-------------------------------------------------------------------------------------------------------------------------
  Total noninterest income                              4,162            3,892             7,777            8,168
-------------------------------------------------------------------------------------------------------------------------

Noninterest expense:
Salaries and employee benefits                          6,874            5,976            13,955           11,946
Office supplies and postage                               581              599             1,173            1,236
Occupancy                                               1,093            1,000             2,325            2,024
Equipment                                               1,204            1,057             2,341            2,004
Professional fees and outside services                    839              737             1,595            1,434
Data processing and communications                      1,202            1,038             2,334            2,010
Amortization of intangible assets                         383              325               695              654
Merger and acquisition costs                            2,561                -             3,683                -
Other operating                                         2,177            1,414             3,796            2,654
-------------------------------------------------------------------------------------------------------------------------
  Total noninterest expense                            16,914           12,146            31,897           23,762
-------------------------------------------------------------------------------------------------------------------------
Income before income taxes                              5,050            8,872            11,958           17,930
Income taxes                                            1,963            3,152             4,630            6,434
-------------------------------------------------------------------------------------------------------------------------
   NET INCOME                                         $ 3,087          $ 5,720           $ 7,328          $11,496
-------------------------------------------------------------------------------------------------------------------------
Earnings per share:
   Basic                                              $  0.17          $  0.32           $  0.40          $  0.64
   Diluted                                            $  0.17          $  0.32           $  0.40          $  0.64
-------------------------------------------------------------------------------------------------------------------------

All per share data has been restated to give retroactive effect to stock dividends and splits.

                           ******END OF RELEASE******